FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-14076
                                                       CUSIP NUMBER: 92855E 10 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

     For Period Ended: September 30, 2000

     [ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

Part I - REGISTRANT INFORMATION

Full Name of Registrant:               Vizacom Inc.
Former Name if applicable:             Not Applicable
Address of Principal Executive Office: Glenpointe Centre East,
                                       300 Frank W. Burr Blvd.,
                                       7th Floor, Teaneck,
                                       New Jersey 07666

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [X] ;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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Part III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by November 14, 2000, the required filing date, without unreasonable effort and expense.

Part IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                    Alan W. Schoenbart   (201) 928-1001 x 22

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company will report a net loss attributable to common shareholders of ($2,576,091), or ($.21) per share, for the three months ending September 30, 2000, compared to a net loss of ($1,545,397), or ($.26) per share, in the same period in 1999, and a net loss attributable to common shareholders of ($6,714,637), or ($.63) per share, for the nine month period ended September 30, 2000, compared to a net loss of ($3,093,430), or ($.55) per share, for the same period a year ago.

Vizacom Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   VIZACOM INC.

     Date: November 15, 2000                   By: /s/ Alan W. Schoenbart
                                                   -----------------------------
                                                   Alan W. Schoenbart, CFO